June 11, 2009

Mail Stop 3010

Mr. Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties
60 Cutter Mill Road
Great Neck, NY 11021

> **Re:** **One Liberty Properties**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 001-09279**

Dear Mr. Callan:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Value of Real Estate Portfolio, page 48

1.   We note your policy for impaired real estate on pages 48 and F-10 in which an impairment loss is recorded to the extent that the estimated fair value exceeds the

asset's carrying amount. If the asset's fair value exceeds its carrying value, it appears that the asset would not be impaired. Please advise.

Form 10-Q for the quarter ended March 31, 2009

Note 12 – Assets and Liabilities Measured at Fair Value, page 11

2.   We note that you have agreements with derivative counterparties that contain provisions that if you default on any of your indebtedness, you could also be declared in default on your derivative obligations and be required to settle the derivative obligation at a termination value of $894,000. Please advise us what impact the default on your Circuit City mortgage has had, or is anticipated to have, on your derivative contract obligations. Please also advise us why you have not recorded an additional liability for the full amount of the termination value of the derivative agreements, given that you have breached certain provisions of the agreement and could be required to settle the derivative instruments.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant